EXHIBIT 12

RATIOS OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

The consolidated ratios of fixed charges and preferred stock dividends to earnings for each of the five years indicated below are as follows:

	Year Ended December 31,
	2012	2011	2010	2009	2008
Earnings:
Income before income taxes	$27,989	$16,983	$13,397	$11,210	$10,834
Plus interest expense	14,322	16,501	20,875	27,894	32,885

Earnings including interest on deposits	42,311	33,484	34,272	39,104	43,719
Less interest on deposits	6,206	8,346	10,711	14,792	19,536

Earnings excluding interest on deposits	$36,105	$25,138	$23,561	$24,312	$24,183

Fixed charges and preferred stock dividend requirements (pre-tax):
Including interest on deposits and capitalized interest	$14,322	$16,501	$22,677	$29,614	$32,939
Less interest on deposits	6,206	8,346	10,711	14,792	19,536

	$8,116	$8,155	$11,966	$14,822	$13,403

Excluding interest on deposits

Ratio of earnings to fixed charges and preferred stock dividend requirements (pre-tax):
Including interest on deposits	2.95	2.03	1.51	1.32	1.33
Excluding interest on deposits	4.45	3.08	1.97	1.64	1.80